SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

Commission File Number: 0-01097

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2005

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of The Standard Register Employee Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE

May 31, 2006

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004

ASSETS
Participant directed investments, at fair value:
Standard Register Company common stock	$ 2,627,208	$ 2,756,797
Common trust funds	103,043,213	110,689,932
Mutual funds	141,065,027	135,619,745
Participant loans	4,551,622	4,405,021
Total investments	251,287,070	253,471,495

Receivables:
Participant contributions	2,368	375,746
Employer contributions	868	68,766
	3,236	444,512

Total assets	251,290,306	253,916,007

LIABILITIES
Excess contributions payable	421,457	348,055

NET ASSETS AVAILABLE FOR BENEFITS	$ 250,868,849	$ 253,567,952

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2005	2004

Investment income:
Interest and dividends	$ 9,639,482	$ 6,312,959
Net appreciation in fair value of investments	7,242,184	19,931,048
Total investment income	16,881,666	26,244,007

Contributions:
Participant	12,686,036	12,890,164
Employer	3,886,876	2,194,422
Total contributions	16,572,912	15,084,586

Transfers from other company sponsored plans		617,951

	33,454,578	41,946,544

Deductions in net assets attributed to:
Benefits paid directly to participants	36,079,293	33,312,548
Administrative fees	74,388	17,866
Total deductions	36,153,681	33,330,414

Net (decrease) increase	(2,699,103)	8,616,130

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	253,567,952	244,951,822

End of year	$ 250,868,849	$ 253,567,952

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company and its subsidiary, InSystems Technologies, LTD, (referred to collectively as the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan. Effective April 1, 2004 the plan was amended to allow for the transfer in of the net assets and participants of the InSystems Technologies, LTD 401(k) Plan.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. Effective January 1, 2005 the Plan was amended to allow automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise. The amendment also allows for automatic 1% annual increases in the deferral percentages for those deferring less than 6% until the 6% level is attained.

Employer Contributions

The Company makes matching contributions of 75% (50% prior to January 1, 2005) of up to 6% of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under The Stanreco Retirement Plan. For participants who participate in The Stanreco Retirement Plan’s Traditional Formula, the matching contribution is 10% (up to 6% of pay) of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period. Participants who are employed by InSystems Technologies, LTD receive a matching contribution of 50% of the first 6% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance (40% prior to January 1, 2005), whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans and 15 years for principal residence loans. The minimum term for all loans is one year.

Forfeited Accounts

Forfeited, non-vested accounts totaled $400,825 and $100,862 at December 31, 2005 and 2004, respectively. These amounts are used to reduce future employer contributions.

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral accounts, subjects this amount to taxability and refunds any excess to the participants. Excess contributions at December 31, 2005 and 2004 amounted to $421,457 and $348,055, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

Administrative Expenses

A significant portion of the Plan’s administrative expenses are paid by the Company.

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

NOTE 3 - INVESTMENTS

The Plan’s investments in mutual funds and The Standard Register Company common stock are stated at fair value as determined by quoted market prices. Investments held in common trust funds are reported at fair value based on the unit prices quoted by the fund, which represents the fair value of the underlying investments. Participant loans are stated at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividends.

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by a net $7,242,184 and $19,931,048, respectively, as follows:

	2005	2004
Common trust funds	$ 1,637,307	$ (72,096)
Mutual funds	5,350,732	20,249,833
Standard Register Company common stock	254,145	(246,689)
Total	$ 7,242,184	$ 19,931,048

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2005	2004
T. Rowe Price Balanced Fund	$ 25,862,542	$ 27,049,392
T. Rowe Price Equity Index Trust	34,367,166	40,241,894
T. Rowe Price Mid-Cap Growth Fund	25,031,679	23,869,622
T. Rowe Price New Horizons Fund	44,677,911	45,998,785
T. Rowe Price Small-Cap Value Fund	16,916,888	16,485,861
T. Rowe Price Stable Value Common Trust Fund	68,676,047	70,448,038

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RELATED-PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2005 and 2004, such purchases were $36,917,703 and $78,523,938, respectively, and such sales totaled $46,129,342 and $91,103,470, respectively.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the years ended December 31, 2005 and 2004, purchases of Standard Register Company stock were $731,552 and $1,383,362, respectively, and sales of Standard Register Company stock were $1,115,287 and $719,425, respectively. The ending balance in the Standard Register Company stock represents approximately 1.0% and 1.1% of the Plan’s total investments as of December 31, 2005 and 2004, respectively.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 - PLAN MERGER

By action of The Standard Register Company’s Board of Directors on April 1, 2004, the plan was amended to allow for the transfer in of $617,951 of net assets and participants from the InSystems Technologies, LTD 401(k) Plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2005

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value

	COMMON STOCK
*	Standard Register Company	166,174	shares	$ 2,833,013	$ 2,627,208

	COMMON TRUST FUNDS
*	T. Rowe Price Stable Value
	Common Trust Fund	68,676,047	shares	68,676,047	68,676,047
*	T. Rowe Price Equity Index Trust	959,709	shares	32,805,069	34,367,166
	Total common trust funds			101,481,116	103,043,213

	MUTUAL FUNDS
*	T. Rowe Price Mid-Cap Value Fund	68,225	shares	1,558,080	1,595,098
	Morgan Stanley International Equity Fund	400,755	shares	8,339,446	8,091,253
*	T. Rowe Price Growth Stock Fund	60,178	shares	1,583,620	1,709,053
*	T. Rowe Price New Horizons Fund	1,407,622	shares	33,204,440	44,677,911
*	T. Rowe Price Small-Cap Value Fund	458,328	shares	13,068,429	16,916,888
*	T. Rowe Price Mid-Cap Growth Fund	462,351	shares	19,107,065	25,031,679
*	T. Rowe Price Balanced Fund	1,308,171	shares	22,649,935	25,862,542
*	T. Rowe Price Equity Income Fund	359,825	shares	8,760,615	9,326,660
*	T. Rowe Price Spectrum Income Fund	666,153	shares	7,650,294	7,853,943
	Total mutual funds			115,921,924	141,065,027

		Rates ranging from
*	PARTICIPANT LOANS	5.0% to 10.5%		n/a	4,551,622

	Total Investments			$ 220,236,053	$ 251,287,070

An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  June 28, 2006

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated May 31, 2006 with respect to the financial statements and schedules of The Standard Register Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

June 26, 2006

Dayton, Ohio